UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BJ’s Restaurants, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09180C106

(CUSIP Number)

Ronald M. Shaich

23 Prescott St.

Brookline, MA 02246

617-991-8038

With a copy to:

Francis J. Aquila, Esq.

Audra D. Cohen, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS BJ’s Act III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,136,229 shares of Common Stock (as defined herein), which is calculated based upon the sum of (i) 22,261,229 shares of Common Stock issued and outstanding as of May 8, 2020 as disclosed by the Issuer (as defined herein) in its quarterly report on Form 10-Q for the quarterly period ending March 31, 2020 (the “10-Q”) and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS Act III Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,136,229 shares of Common Stock (as defined herein), which is calculated based upon the sum of (i) 22,261,229 shares of Common Stock issued and outstanding as of May 8, 2020 as disclosed by the Issuer (as defined herein) in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS SGC Trust, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,136,229 shares of Common Stock (as defined herein), which is calculated based upon the sum of (i) 22,261,229 shares of Common Stock issued and outstanding as of May 8, 2020 as disclosed by the Issuer (as defined herein) in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS SC 2018 Trust, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,280 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,280 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,280 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,136,229 shares of Common Stock (as defined herein), which is calculated based upon the sum of (i) 22,261,229 shares of Common Stock issued and outstanding as of May 8, 2020 as disclosed by the Issuer (as defined herein) in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS The Ronald M. Shaich 2000 Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,136,229 shares of Common Stock (as defined herein), which is calculated based upon the sum of (i) 22,261,229 shares of Common Stock issued and outstanding as of May 8, 2020 as disclosed by the Issuer (as defined herein) in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS The Shaich Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,136,229 shares of Common Stock (as defined herein), which is calculated based upon the sum of (i) 22,261,229 shares of Common Stock issued and outstanding as of May 8, 2020 as disclosed by the Issuer (as defined herein) in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS Ronald M. Shaich 2018 Children’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,280 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,280 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,280 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,136,229 shares of Common Stock (as defined herein), which is calculated based upon the sum of (i) 22,261,229 shares of Common Stock issued and outstanding as of May 8, 2020 as disclosed by the Issuer (as defined herein) in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS Ronald M. Shaich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,280 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,280 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,280 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Based on a total of 23,136,229 shares of Common Stock (as defined herein), which is calculated based upon the sum of (i) 22,261,229 shares of Common Stock issued and outstanding as of May 8, 2020 as disclosed by the Issuer (as defined herein) in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of BJ’s Restaurants, Inc., a California corporation (the “Issuer”). The principal executive office of the Issuer is located at 7755 Center Avenue, Suite 300, Huntington Beach, CA 92647.

Item 2.	Identity and Background.

(a) This statement is being filed jointly by Ronald M. Shaich, BJ’s Act III, LLC (“BJ’s LLC”), Act III Holdings, LLC (“Act III LLC”), SGC Trust LLC (“SGC LLC”), SC 2018 Trust, LLC (“SC LLC”), The Ronald M. Shaich 2000 Revocable Trust (“RMS Trust”), The Shaich Grandchildren’s Trust (“Grandchildren’s Trust”) and Ronald M. Shaich 2018 Children’s Trust (“Children’s Trust”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of May 15, 2020, a copy of which is attached hereto as Exhibit 99.1.

Pursuant to the Operating Agreement of BJ’s LLC, the business and affairs of BJ’s LLC are controlled by Act III LLC, the sole holder of Class A Units of BJ’s LLC. The members of Act III LLC are the RMS Trust, SC LLC and SGC LLC. Mr. Shaich is the sole trustee of the RMS Trust. The sole member of SC LLC is the Children’s Trust. Mr. Shaich is the Investment Trustee of the Children’s Trust and has all voting and dispositive power over the assets of the Children’s Trust. SC LLC is managed by a board of managers, who pursuant to the Operating Agreement of SC LLC, have delegated all voting and dispositive power over the assets of SC LLC to Mr. Shaich as Investment Trustee of the Children’s Trust. The sole member of SGC LLC is the Grandchildren’s Trust. Mr. Shaich is the Investment Trustee of the Grandchildren’s Trust and has all voting and dispositive power over the assets of the Grandchildren’s Trust. SGC LLC is managed by a board of managers who, pursuant to the Operating Agreement of SGC LLC, have delegated all voting and dispositive power over the assets of SGC LLC to Mr. Shaich as Investment Trustee of the Grandchildren’s Trust.

Annex A hereto sets forth each executive officer, manager or controlling person, as applicable of the Reporting Persons (collectively, the “Covered Persons”), and, as applicable the residence or business address and present principal occupation or employment of each of the Covered Persons.

Each of the Reporting Persons other than (i) SC LLC, with respect to the Common Stock directly held by SC LLC, (ii) BJ’s LLC, with respect to the Common Stock directly held by BJ’s LLC and the Common Stock issuable upon exercise of the Warrant directly held by BJ’s LLC and (iii) Mr. Shaich, with respect to the Common Stock directly held by SC LLC and BJ’s LLC and the Common Stock issuable upon exercise of the Warrant, expressly disclaims beneficial ownership of the Common Stock for purposes of Section 13(d) of the Exchange Act and the rules under Section 13(d) of the Exchange Act. Each of the Covered Persons expressly disclaims beneficial ownership of the Common Stock (other than any Common Stock directly held by such Covered Person) for purposes of Section 13(d) of the Exchange Act and the rules under Section 13(d) of the Exchange Act.

(b) The address of the principal office of each of the Reporting Persons is 23 Prescott St., Brookline, MA, 02446. The address of the principal office of each of the Covered Persons is set forth in Annex A hereto.

(c) The Reporting Persons are either holding companies or trusts without operations, or are principally engaged in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The principal occupation or employment of each of the Covered Persons is set forth in Annex A hereto.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of each Reporting Persons, any of the Covered Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of each Reporting Persons, any of the Covered Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC LLC, BJ’s LLC, Act III LLC and SGC LLC are limited liability companies organized under the laws of the State of Delaware. The Children’s Trust and Grandchildren’s Trust are trusts formed under the laws of the State of Delaware. The RMS Trust is a trust formed under the laws of the State of Massachusetts. Mr. Shaich is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock described in this Schedule 13D were acquired initially by SC LLC as follows: (i) February 28, 2020 – 60,000 shares of Common Stock were acquired for an aggregate purchase price of $1,963,848; (ii) March 2, 2020 – 68,000 shares of Common Stock were acquired for an aggregate purchase price of $2,291,866, (iii) March 3, 2020 – 22,280 shares of Common Stock were acquired for an aggregate purchase price of $743,658 and (iv) May 5, 2020 – 375,000 shares of Common Stock and the Warrant were acquired for an aggregate purchase price of $7,500,000. The total aggregate consideration paid by the Reporting Persons for the Common Stock and the Warrant is $12,499,372. In May 2020, SC LLC transferred 375,000 shares of Common Stock and the Warrant to BJ’s LLC. These purchases by SC LLC were funded using cash on hand.

Item 4.	Purpose of Transaction.

The Reporting Persons believe that the Issuer is an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In connection therewith, and with a view of enhancing shareholder value, the Reporting Persons and their respective representatives expect, from time to time, to engage in discussions with the Issuer’s management and the board of directors of the Issuer (the “Issuer Board”), with other current or prospective shareholders and other third parties regarding business strategy, operating performance and corporate governance of the Issuer, in each case subject to the terms of the IRA (as defined below). The Reporting Persons may exchange information with the Issuer or other persons pursuant to confidentiality or similar agreements. The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals with respect to, among other things, the foregoing matters, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions regarding the foregoing matters, before forming an intention to engage in such plans or actions.

Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Issuer Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock, including through exercise of the Warrant and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise with respect to their investment in the Issuer, in each case subject to the terms of the IRA and pre-clearance policies of the Issuer applicable to any Reporting Persons or Covered Persons.

The information set forth in Item 6 hereto is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date that this Schedule 13D is filed, (i) SC LLC directly holds 150,280 shares of Common Stock and (ii) BJ’s LLC directly holds 375,000 shares of Common Stock and a five-year Common Stock Purchase Warrant to purchase 875,000 shares of Common Stock with an exercise price of $27.00 per share, subject to customary adjustments, including anti-dilution adjustments for below-market issuances (the “Warrant”). As a result of the relationships described in Item 2, (i) Act III LLC, SGC LLC, the RMS Trust and the Grandchildren’s Trust may be deemed to directly or indirectly beneficially own the shares of Common Stock, including the shares of Common Stock issuable upon exercise of the Warrant, directly held by BJ’s LLC and (ii) SC LLC, the Children’s Trust and Mr. Shaich may be deemed to directly or indirectly beneficially own the shares of Common Stock, including the shares of Common Stock issuable upon exercise of the Warrant, directly held by both SC LLC and BJ’s LLC. See also Items 11 and 13 of the cover pages to this Schedule 13D and Annex A hereto for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons and the Covered Persons.

Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that are issuable upon exercise of the Warrant. The applicable ownership percentages reported in this Schedule 13D are based on (i) 22,261,229 shares of Common Stock outstanding as of May 8, 2020 as disclosed by the Issuer in the 10-Q plus (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D and Annex A hereto for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons and the Covered Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) There have been no transactions in the Common Shares by the Reporting Persons, or to the knowledge of the Reporting Persons, any Covered Person, within the last 60 days other than as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

On May 1, 2020, the Issuer and SC LLC entered into a purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell 375,000 shares of Common Stock (the “Purchased Shares”) to SC LLC for $20.00 per share in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended, for a gross purchase price of $7,500,000 and issue the Warrant to SC LLC. The closing of the purchase and sale and the issuance of the Warrant contemplated by the Purchase Agreement occurred on May 5, 2020 after the conditions precedent thereto were satisfied pursuant to the terms of the Purchase Agreement (the “Closing”).

The Purchase Agreement contains customary representations, warranties, and covenants of the Issuer and SC LLC.

Reporting Persons Internal Reorganization and Contribution

Following the Closing, SC LLC contributed the Purchased Shares and the Original Warrant to BJ’s LLC, a newly formed wholly owned subsidiary of SC LLC (the “Contribution”). In connection with the Contribution, BJ’s LLC executed joinders to the IRA and Registration Rights Agreement (as defined below). Following the Contribution, SC LLC transferred ownership of BJ’s LLC to Act III LLC. In addition, in connection with the Contribution, on May 15, 2020, the Issuer cancelled the Original Warrant (as defined herein) and issued the Warrant to BJ’s LLC.

Registration Rights Agreement

Pursuant to the Purchase Agreement, on May 5, 2020, the Issuer and SC LLC entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer granted SC LLC certain registration rights. As disclosed above, BJ’s LLC executed a joinder to the Registration Rights Agreement in connection with the Contribution. Under the Registration Rights Agreement, the Issuer is required to use its reasonable best efforts to cause the registration of the Purchased Shares and the shares of Common Stock issuable upon exercise of the Warrant.

Investor Rights Agreement

Pursuant to the Purchase Agreement, on May 5, 2020, the Issuer and SC LLC entered into an Investor Rights Agreement (the “IRA”). As disclosed above, BJ’s LLC executed a joinder to the IRA in connection with the Contribution. Pursuant to the IRA, SC LLC and any transferees of the Securities (as defined in the Purchase Agreement) who agree to become parties to the IRA (together, the “Investors”) have certain rights and obligations, including the following:

Board Nominee. The Investors have the right to designate one member (the “Act III Director”) to the Issuer Board. Keith Pascal has been selected as the initial Act III Director, subject to formal approval by the Issuer Board. The Act III Director is required to meet certain criteria in order to be seated as or remain a member of the Issuer Board. The Issuer Board will be required to name the Act III Director as a nominee in each election of directors at a meeting of shareholders. The Investors shall retain the right to designate the Act III Director for so long as the Investors collectively own the lesser of 4.25% of the then outstanding Common Stock or rights convertible or exercisable into Common Stock (on an as-converted or exercised basis) or 187,500 shares of Common Stock (the “Ownership Threshold”).

Voting Agreement. Under the terms of the IRA, for so long as the Investors have the right to designate or nominate a director to the Issuer Board, they have agreed to vote any shares of Common Stock held by them (i) in favor of each director nominated or recommended by the Issuer Board for election at any meeting of shareholders, (ii) in favor of the Issuer’s “say-on-pay” proposal, and (iii) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent public accounting firm.

Standstill. Until the later of three years following the date of the IRA, or at such time as the Investors no longer have the right to designate the Act III Director, subject to certain customary exceptions, the Investors are prohibited from, among other things, (i) effecting a tender offer, merger or acquisition of the Issuer, (ii) soliciting proxies or seeking a director/management change in the Issuer, and (iii) acquiring securities, assets or indebtedness of the Issuer in connection with any of the actions described in the foregoing clauses (i) and (ii) above.

Preemptive Rights. If, after the date of the IRA, the Issuer intends to issue new equity securities for cash to any person, then the Investors have the right to participate in such equity offering, subject to exceptions with respect to certain excluded securities and issuances.

Access to Information. For so long as the Investors meet the Ownership Threshold and subject to certain confidentiality obligations, the Investors shall have customary information rights under the IRA, including the right to review Issuer records and have reasonable access to the Issuer’s facilities, books and records, and personnel.

Warrant

Pursuant to the Purchase Agreement, on May 5, 2020, the Issuer issued to SC LLC a five-year Common Stock Purchase Warrant to purchase 875,000 shares of Common Stock with an exercise price of $27.00 per share, subject to customary adjustments, including anti-dilution adjustments for below-market issuances (the “Original Warrant”). In connection with the Contribution, on May 15, 2020, the Issuer cancelled the Original Warrant and issued the Warrant to BJ’s LLC. Under the terms of the Warrant and subject to customary adjustments, including anti-dilution adjustments for below-market issuances, the holder has the right to purchase up to 875,000 shares of Common Stock at a purchase price of $27.00 per share. The Warrant expires five years following issuance.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement, the IRA and the Warrant do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Purchase Agreement, the Registration Rights Agreement, the IRA and the Warrant which are filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, hereto and which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated May 15, 2020, among the Reporting Persons.

Exhibit 99.2	Securities Purchase Agreement, dated May 1, 2020, between BJ’s Restaurants, Inc. and SC 2018 Trust, LLC (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K, filed by BJ’s Restaurants, Inc. on May 4, 2020).

Exhibit 99.3	Registration Rights Agreement, dated as of May 5, 2020, between BJ’s Restaurants, Inc. and SC 2018 Trust, LLC.

Exhibit 99.4	Investor Rights Agreement, dated as of May 5, 2020, between BJ’s Restaurants, Inc. and SC 2018 Trust, LLC.

Exhibit 99.5	Common Stock Purchase Warrant, originally issued as of May 5, 2020, in favor of BJ’s Act III, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2020

SC 2018 TRUST, LLC

By:	/s/ Gad Liwerant
Name:	Gad Liwerant
Title:	Manager

BJ’S ACT III, LLC

By:	/s/ Ronald M. Shaich
Name:	Ronald M. Shaich
Title:	Chief Executive Officer

ACT III HOLDINGS, LLC

By:	/s/ Ronald M. Shaich
Name:	Ronald M. Shaich
Title:	Chief Executive Officer

SGC TRUST, LLC

By:	/s/ Gad Liwerant
Name:	Gad Liwerant
Title:	Manager

THE RONALD M. SHAICH 2000 REVOCABLE TRUST

By:	/s/ Ronald M. Shaich
Name:	Ronald M. Shaich
Title:	Trustee

THE SHAICH GRANDCHILDREN’S TRUST

By:	/s/ Gad Liwerant
Name:	Gad Liwerant
Title:	Trustee

RONALD M. SHAICH 2018 CHILDREN’S TRUST

By:	/s/ Gad Liwerant
Name:	Gad Liwerant
Title:	Trustee

RONALD M. SHAICH

/s/ Ronald M. Shaich

ANNEX A

The following sets forth information with respect to the executive officers and managers of SC LLC, SGC LLC, BJ’s LLC and Act III LLC. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Annex A relates. Each of the persons listed below is a citizen of the United States. Each of the persons listed below who is not a Reporting Person disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by the Reporting Persons.

SC LLC Managers

Name	Principal Occupation or Employment	Principal Office	Number of Shares	Percent of Class
Nancy A. Shaich	Self-employed investor	23 Prescott St., Brookline, MA, 02446	0	—
Gad Liwerant	Self-employed businessman	16 Essex Rd., Chestnut Hill, MA 02467	0	—

SGC LLC Managers

Name	Principal Occupation or Employment	Principal Office	Number of Shares	Percent of Class
Robin Antonacci	Physician	58 Stouts Rd., PO Box 144, Skillman, NJ 08558	0	—
Gad Liwerant	Self-employed businessman	16 Essex Rd., Chestnut Hill, MA 02467	0	—

BJ’s LLC Executive Officers

Name	Principal Occupation or Employment	Principal Office	Number of Shares	Percent of Class
Ronald M. Shaich	Managing Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	(1)	(1)
Noah Elbogen(3)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	58,941	(2)
Keith Pascal(4)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	1,000	(2)

Act III LLC Executive Officers

Name	Principal Occupation or Employment	Principal Office	Number of Shares	Percent of Class
Ronald M. Shaich	Managing Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	(1)	(1)
Noah Elbogen(3)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	58,941	(2)
Keith Pascal(4)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	1,000	(2)

(1)	Included in the Schedule 13D to which this Annex A relates.
(2)	Less than 1% of class.
(3)

Mr. Elbogen holds the Shares solely in his individual capacity and his capacity as a director of the Issuer. Mr. Elbogen has sole voting power and sole dispositive power with respect to the shares of Common Stock beneficially owned.

(4)

Mr. Pascal holds the Shares solely in his individual capacity. Mr. Pascal has sole voting power and sole dispositive power with respect to the shares of Common Stock beneficially owned. In addition, Mr. Pascal has been selected as the initial Act III Director, subject to formal approval by the Issuer Board.